UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 11 May 2026, London UK

GSK plc announces the final tranche of share buyback programme

On 24 February 2025, GSK plc ("GSK") announced the commencement of a £2 billion share buyback programme (the "Programme"), as announced in its 2024 full year results announcement published on 5 February 2025. The Programme is to be implemented over the period to the end of Q2 2026.

The first tranche of the Programme (of up to £0.7 billion) commenced on 24 February 2025; the second tranche of the Programme (of up to £0.45 billion) commenced on 4 June 2025; the third tranche of the Programme (of up to £0.3 billion) commenced on 30 September 2025; and the fourth tranche of the Programme (of up to £0.45 billion) commenced on 17 February 2026. The first four tranches of the Programme completed in accordance with their terms. To date, the Company has repurchased 114,436,378 Ordinary Shares for an aggregate consideration of approximately £1.82 billion.

GSK announces that the fifth and final tranche of the Programme of up to approximately £0.18 billion will commence today, enabling the Company to complete the Programme of up to £2 billion as previously announced.

GSK has entered into a non-discretionary agreement with Citigroup Global Markets Limited ("Citi"), enabling GSK to buy back ordinary shares of 31¼ pence each in GSK ("Ordinary Shares") with an aggregate value of up to approximately £0.18 billion (the "Final Tranche"). Purchases of Ordinary Shares under the Final Tranche are expected to commence on 11 May 2026 and to be completed by 26 June 2026.

The purpose of the Programme is to return excess capital to shareholders and reduce the share capital of the company, and it is expected that the implementation of the Programme will enhance earnings per share. Ordinary Shares purchased under the Final Tranche will be held as Treasury shares.

Citi will make trading decisions in relation to the Final Tranche independently of GSK with regard to the timing of purchases.  Any purchase of Ordinary Shares by Citi contemplated by this announcement will be carried out on the London Stock Exchange and/or Cboe Europe Limited through the BXE and CXE order books. Any purchases of Ordinary Shares by GSK from Citi under the Final Tranche will be carried out on the London Stock Exchange.

The Final Tranche will be effected within certain pre-set parameters and in accordance with GSK's general authority to repurchase shares and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 (both as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) as well as applicable laws and the regulations of the UK Financial Conduct Authority (including Chapter 9 of the Listing Rules).

The Final Tranche will occur within the limitations of GSK's existing general authority to repurchase up to 406,980,539 Ordinary Shares granted at its 2026 Annual General Meeting.

No repurchases will be made in the United States of America or in respect of GSK's American Depositary Receipts.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 11, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc